UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

⌧  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

◻  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-36713

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GCI 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

GCI 401(k) Plan

FORM 11-K

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

Page No.

Reports of Independent Registered Public Accounting Firms	3

Statements of Net Assets Available for Benefits at December 31, 2020 and 2019	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2020 and 2019	6

Notes to Financial Statements	7

Supplemental Schedules: (1)
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	15

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

Signature	17

Exhibits
Exhibit No. 23.1 – Consent of BDO USA, LLP (Independent Registered Public Accounting Firm)	18

Exhibit No. 23.2 – Consent of KPMG LLP (Independent Registered Public Accounting Firm)	18

(1) Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

GCI 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the GCI 401(k) Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Delinquent Participant Contributions for the year ended December 31, 2020 and the Schedule of Assets (Held at End of Year) as of December 31, 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2021.

Denver, Colorado

June 25, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
GCI 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of GCI 401(k) Plan (the Plan) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Plan’s auditor from 2019 to 2021.

Anchorage, Alaska
June 23, 2020

GCI 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019

	(amounts in thousands)
Assets
Investments, at fair value:
Mutual funds	$326,539	288,332
Common and preferred stocks	73,513	63,732
Collective trust	24,877	18,974
Self-directed brokerage accounts	18,157	11,492
Total investments	443,086	382,530

Receivables:
Notes receivable from participants	4,600	5,084
Participant contributions	544	167
Employer contributions	786	406
Other Receivables	7	—
Total receivables	5,937	5,657
Total assets	449,023	388,187

Liabilities
Administrative expenses payable	65	17
Excess participant contributions payable	—	2
Net assets available for benefits	$448,958	388,168

See accompanying notes to financial statements.

GCI 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2020 and 2019

	2020	2019

	(amounts in thousands)
Additions to net assets attributed to:
Contributions:
Participant (includes rollover contributions of $1,092 and $943, respectively)	$14,621	13,997
Employer	10,425	10,717
Total contributions	25,046	24,714

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	61,421	79,156
Dividend and interest income	10,928	9,304
Total investment income (loss)	72,349	88,460
Interest income on notes receivable from participants	272	282
Total additions	97,667	113,456
Deductions to net assets attributed to:
Participant withdrawals	(36,644)	(55,857)
Corrective distribution of excess contributions	—	(2)
Administrative expenses	(233)	(209)
Total deductions	(36,877)	(56,068)

Net increase (decrease) in net assets available for benefits	60,790	57,388

Net assets available for benefits at beginning of year	388,168	330,780
Net assets available for benefits at end of year	$448,958	388,168

See accompanying notes to financial statements.

GCI 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

(1)  Description of Plan

The following description of the GCI 401(k) Plan ("Plan") provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits are not guaranteed by the Pension Benefit Guaranty Corporation.

General

The Plan is a defined contribution plan sponsored by GCI Communication Corp. ("GCICC "and "Plan Sponsor"), a wholly owned subsidiary of Liberty Broadband Corporation (“Liberty Broadband”). The previous plan sponsor was GCI Liberty, Inc. (“GCI Liberty”) until December 15, 2020 when GCI Liberty transferred sponsorship of the Plan to GCICC. The Plan covers employees of GCICC and the following affiliated companies, United Utilities, Inc. (“UUI”), Unicom, Inc. ("Unicom") and Denali Media Holdings, Corp. ("DMH") (collectively, the "Company"). GCI Liberty ended the operations of DMH during the third quarter of 2020 and amended the Plan to remove DMH as a participating employer. Employees of participating employers are eligible to make employee deferral contributions immediately after their date of hire, and are eligible to share in Company matching contributions, if any, on the first entry date after completing one year of service, as defined in the Plan document. The entry dates are the first day of each quarter during the year. GCICC and affiliated companies are parties-in-interest to the Plan.

On December 18, 2020, Liberty Broadband completed its previously announced acquisition of GCI Liberty (the “Combination”).  Prior to the Combination, GCI Liberty consisted of (i) a wholly owned subsidiary, GCI Holdings, (ii) an equity method investment in Liberty Broadband, (iii) an investment in Charter and (iv) other assets and liabilities.

As a result of the Combination, each holder of a share of Series A common stock and Series B common stock of GCI Liberty, including those shares held by Plan participants, received 0.58 of a share of Series C common stock and Series B common stock, respectively, of Liberty Broadband.  Additionally, each holder of a share of Series A Cumulative Redeemable Preferred Stock of GCI Liberty (“GCI Liberty Preferred Stock”) received one share of newly issued Liberty Broadband Series A Cumulative Redeemable Preferred Stock (“Liberty Broadband Preferred Stock”), which has substantially identical terms to GCI Liberty’s former Series A Cumulative Redeemable Preferred Stock, including a mandatory redemption date of March 9, 2039. Cash was paid in lieu of issuing fractional shares of Liberty Broadband stock in the Combination. No other changes were made to the Plan as a result of the Combination.

Contributions

The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code"). A participant may elect the following methods to make employee contributions:

1.  Salary Reduction Contributions, which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

2.  Roth 401(k) Contributions, which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

Eligible employees of the Company may elect, if certain requirements are met, to reduce their eligible compensation in any amount up to 50% of such compensation subject to a maximum of $19,500 and $19,000 in 2020 and 2019, respectively. Contributions may be made as salary reduction or Roth 401(k) contributions or a combination of both.

Compensation considered for all Plan purposes is subject to a compensation ceiling of $285,000 and $280,000 in 2020 and 2019, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions of no more than $6,500 and $6,000 per year for each of the years ended December 31, 2020 and 2019, respectively. Participant catch-up contributions are not eligible for Company matching contributions.

The Plan allows up to 100% matching of employee contributions. Company matching contributions made to the Plan may be invested in any Plan offered investment choice at any time by the participant. The Plan currently offers various mutual funds, a stable value fund, common stock of Liberty Broadband and other investments through a self-directed brokerage account option. For the years ended December 31, 2020 and 2019, the Company matched 100% of participant's contributions, up to a

GCI 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

maximum match of 10% of each participant's eligible compensation, for employees of GCICC, UUI, and Unicom, while employees of DMH received matching contributions equal to 50% of the participants' contributions, up to a maximum match of 3% of eligible compensation until GCI Liberty ended the operations of DMH during the third quarter of 2020.

Matching amounts contributed to the Plan by the Company are not taxed to the participant until distribution. Plan earnings on Company matching contributions are taxable to the employee either upon distribution or, in the case of certain qualifying Liberty Broadband common stock distributions, upon eventual disposition of the stock.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts in the Plan, provided that certain conditions are met.

Participant Accounts

Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses, as determined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participant contributions and rollover contributions are always fully vested.

The participant's interest in the Company matching contribution portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Vested
Years of service	percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed: (i) attains Normal Retirement Age (as defined in the Plan document); (ii) dies; or (iii) becomes totally and permanently disabled. A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan.

If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, receives a distribution of his or her vested account balance attributable to Company matching contributions, and again becomes an eligible employee, the participant may repay that entire distribution before the earlier of five consecutive one-year breaks in service or five years from his reemployment date. Upon such repayment, the value of that participating employee's account previously forfeited will be restored.

GCI 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

Payment of Benefits

A participant or beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account upon attaining the age of 59-1/2, termination due to death, disability or retirement, or any other termination of employment.

Participants who terminate with vested benefits less than $1,000 will automatically receive the value of the vested balance in their account as a lump-sum distribution. Participants who terminate with vested benefits greater than $1,000 and less than $5,000 will automatically receive the value of the vested balance in their account as a rollover into an Individual Retirement Account.  These automatic distributions occur unless the participant actively elects a different form of distribution. Participants may request to receive Liberty Broadband common and preferred stock held in their account as an in-kind distribution.

Forfeitures

If a participating employee terminates employment for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited. All forfeited amounts are used to pay Plan administrative expenses or to reduce future Company matching contributions. During 2020 and 2019, employer contributions were reduced by $774,000 and $171,000, respectively, from forfeited nonvested accounts. At December 31, 2020 and 2019, $207,000 and $447,000, respectively, had been forfeited but had not yet been used to pay Plan administrative expenses or reduce the Company’s matching contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their vested account. Loan transactions are treated as a transfer to/(from) the appropriate investment fund (from)/to the participant’s loan. Loan terms range from one to five years. Loans are secured by the vested balance in the participant’s account and accrue interest at a fixed rate calculated at the loan date. Participant loans have interest rates bearing 4.25% to 6.50% due through December 2025. In 2020 and 2019, the fixed rate was calculated using the bank prime loan rate reported at www.federalreserve.gov on the loan date plus two percent. Principal and interest are paid ratably through semi-monthly payroll deductions.

(2)  Summary of Significant Accounting Policies

Basis of Accounting

The Plan financial statements are based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

GCI 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document and reported to the Internal Revenue Service (“IRS”) as ordinary income.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants' earnings.

Payment of Benefits

Benefits are recorded when paid.

(3)  Administration of Plan Assets

Fidelity Management Trust Company is the Plan’s trustee and Fidelity Investments Institutional Operations Company, Inc. is the Plan's recordkeeper (collectively “Fidelity”). Administrative expenses related to the Plan are reported on the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2020 and 2019, and were paid by the Plan to the recordkeeper and asset trustee. The asset trustee charges trade fees for all transactions in common stock investments. Trade fees for mutual fund investments, if any, are described in each fund’s prospectus. Company employees provide administrative support to the Plan, but no employee receives compensation from the Plan and the Company is not reimbursed for these expenses.

(4)  Amendment or Termination

The Plan Sponsor's Board of Directors has reserved the right to amend or terminate the Plan. No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant in the Plan becomes fully vested in his or her Matching Account.

(5)  Investments

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices at December 31, 2020 and 2019 for those securities having readily available market quotations.

The following closing market prices have been used to value the stock of Liberty Broadband and GCI Liberty:

	December 31,
	2020	2019
Liberty Broadband Series C common stock	$158.37	—
Liberty Broadband Preferred Stock	$28.47	—
GCI Liberty Series A common stock	$—	70.85
GCI Liberty Preferred Stock	$—	26.48

Securities and investment transactions are accounted for on the trade date.  The cost basis of such shares distributed is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.  The net appreciation or depreciation in fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying statements of changes in net assets available for benefits and is determined as the difference between the market value at the beginning of the year (or date purchased during the year) and selling price or year-end market value.

GCI 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

See note 6 for additional information regarding the Plan’s investments.

(6)  Fair Value Measurements

Following are descriptions of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the quoted Net Asset Value ("NAV") of shares held by the Plan at year-end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1.

Common and preferred stocks: The fair value of these investments is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.

Collective trust: The Morley Stable Value Fund is valued based on the reported NAV.  The NAV is used as a practical expedient to estimate fair value.  The Plan has changed its valuation technique of the Morley Stable Value Fund from NAV (Readily Determinable Fair Value) in the 2019 presentation to NAV (Practical Expedient) in the 2020 presentation.  Plan management, based on further analysis of the Morley Stable Value Fund, has determined that the fund meets the NAV as a practical expedient criterion.  This did not have a material impact on the financial statements or disclosures.

Self-directed brokerage accounts: This asset category represents a separate brokerage account that offers a wide range of investment opportunities including mutual funds, common stocks listed on major U.S. exchanges and fixed-income securities, including certificates of deposit. The fair value of common stocks and other exchange traded investments that are publicly traded is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1. The fair value of mutual funds is based on the net asset values of shares held at year-end and are classified as Level 1. The fair value of fixed-income securities is based on observable market information and yields available on comparable securities of issuers with similar credit ratings and may include benchmarking, sector grouping and matrix pricing and are classified as Level 2.

Investments Measured at Fair Value

Investments measured at fair value consisted of the following types of instruments as of December 31, 2020 and 2019 (amounts in thousands):

			Total fair
December 31, 2020	Level 1 (1)	Level 2 (2)	value
Mutual funds	$326,539	—	326,539
Common and preferred stocks	73,513	—	73,513
Self-directed brokerage accounts	18,105	52	18,157
Total investments in the fair value hierarchy	418,157	52	418,209
Collective trust valued at NAV (3)	—	—	24,877
Total investments at fair value	$418,157	52	443,086
December 31, 2019
Mutual funds	$288,332	—	288,332
Common and preferred stocks	63,732	—	63,732
Self-directed brokerage accounts	10,911	581	11,492
Collective trust	18,974	—	18,974
Total investments at fair value	$381,949	581	382,530

(1)	Quoted prices in active markets for identical assets or liabilities.
(2)	Significant other observable inputs
(3)	Investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

GCI 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2020 (amounts in thousands). There are no redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust	$24,877	n/a	Daily	12 months

(7)  Income Taxes

The Plan is qualified under Section 401(a) of the Code pursuant to a favorable opinion letter dated March 31, 2014, issued by the IRS on the form of the Volume Submitter Plan document. Although the opinion letter covering the Plan does not reflect recent minor changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(8)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of differences between information contained in the financial statements and the net assets available for benefits and net loss required to be reported in the 2020 Form 5500 (amounts in thousands):

	Net Assets Available for Benefits		Net Increase (Decrease) in Net Assets Available for Benefits
	2020	2019	2020
Per financial statements	$448,958	388,168	60,790
Accrued excess contributions	—	2	(2)
Per Form 5500	$448,958	388,170	60,788

(9)  Non-exempt Transactions

The Company failed to timely remit to the Plan withheld employee contributions and participant loan repayments and in the aggregate amount of $617.18 and $0.8 million in 2020 and 2019, respectively, in accordance with the plan asset provisions of the Department of Labor (“DOL”) Regulation 2510.3-102, resulting in prohibited, or nonexempt, transactions. The accompanying Schedule of Delinquent Participant Contributions discloses these transactions in accordance with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. The Company has calculated the foregone earnings that would have been credited to participants' accounts if the late remittances had been made on a timely basis and has contributed or will contribute those amounts to the Plan. We expect the correction for untimely contributions and foregone earnings from 2020 to be completed in the third quarter of 2021. All untimely contributions and foregone earnings for 2019 were fully corrected by January 2020.

(10)  Related Party and Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Through the investment options in Company stock and the self-directed accounts, some participants may have holdings of certain related party securities. The Plan holds investments in the common stock of Liberty Broadband and prior to the Combination, GCI Liberty. The following tables summarize transactions in these stocks:

GCI 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

	2020 Stock Activity
	Beginning Balance	Stock Dividends	Contributions	Earnings (Loss)	Net Exchanges	Disbursements	Ending Balance

	(amounts in thousands)
Liberty Broadband Series C common stock	$—	—	68	(265)	67,139	(11)	66,931
Liberty Broadband Preferred Stock	$—	—	—	8	6,575	(1)	6,582
GCI Liberty Series A common stock	$57,044	—	2,479	16,111	(70,397)	(5,237)	—
GCI Liberty Preferred Stock	$6,688	430	—	464	(6,637)	(945)	—

	2019 Stock Activity
	Beginning Balance	Stock Dividends	Contributions	Earnings (Loss)	Net Exchanges	Disbursements	Ending Balance

	(amounts in thousands)
GCI Liberty Series A common stock	$39,762	—	2,634	26,825	(4,094)	(8,083)	57,044
GCI Liberty Preferred Stock	$7,257	487	—	628	(92)	(1,592)	6,688

Liberty Broadband Series C common stock, Liberty Broadband Preferred Stock, GCI Liberty Series A common stock, GCI Liberty Preferred Stock

The Company's common and preferred stock represents investments in parties-in-interest and a related party.

Fidelity

Fidelity is the Plan's trustee and performs the recordkeeping duties of the Plan.

Self-directed brokerage accounts

Participants who have elected to use self-directed brokerage accounts may hold investments in Fidelity funds. Fidelity is the Plan's trustee and performs the recordkeeping duties of the Plan.

Notes receivable from participants

The Plan issues loans to participants which are secured by the vested portion of the participant’s accounts. These transactions qualify as party-in-interest, which are exempt from prohibited transaction rules.

(11)COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak and ongoing coronavirus disease (“COVID-19”) a pandemic. COVID-19 has contributed to volatility in financial markets.  As such, the Plan saw relative volatility in the market value of securities held during 2020. The Plan adopted certain features specified in Federal regulations of the Coronavirus Aid Relief and Economic Security Act for qualifying participants including COVID-19 distribution options of up to $100,000, deferment of loan payments, and elimination of 2020 Required Minimum Distributions for those participants who meet certain qualifications.

(12)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GCI 401(k) Plan

Notes to Financial Statements

December 31, 2020 and 2019

(13)	Subsequent Events

Management has evaluated subsequent events through June 25, 2021, which is the date the financial statements were available to be issued. There were no other events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements other than the events discussed herein.

GCI 401(K) Plan

Employer Identification Number – 92-0134871

Plan Number - 001

Supplemental Schedule

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended

December 31, 2020

*GCICC		Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2020
$617.18	617.18	—	—	—

2019
$52,870.96	—	52,870.96	—	—
* Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

GCI 401(k) Plan

Employer Identification Number - 92-0134871

Plan Number - 001

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost**	(e) Current value
				(amounts in thousands)
*	Liberty Broadband Preferred stock	Series A cumulative redeemable preferred stock, par value $0.01 per share		$66,931
*	Liberty Broadband Corporation common stock	Series C common stock, par value $0.01 per share		6,582

	Capital Research and Management Company LLC	American Funds EuroPacific Growth Fund R-6		18,981
	Dimensional Fund Advisors, Inc.	DFA US Targeted Value I		14,067
	Dodge & Cox	Dodge & Cox Income Fund		19,216
*	Fidelity Management & Research Company	Fidelity Total Market Index Fund		29,738
	Jennison Associates LLC	Harbor Capital Appreciation Fund		41,614
	J.P. Morgan Asset Management	JPMorgan Equity Income Fund		18,810
	The Vanguard Group, Inc.	Vanguard Small Cap Growth Index		19,369
	The Vanguard Group, Inc.	Vanguard Target Retirement 2020		28,679
	The Vanguard Group, Inc.	Vanguard Target Retirement 2030		48,019
	The Vanguard Group, Inc.	Vanguard Target Retirement 2040		53,222
	The Vanguard Group, Inc.	Vanguard Target Retirement 2050		25,759
	The Vanguard Group, Inc.	Vanguard Target Retirement 2060		4,743
	The Vanguard Group, Inc.	Vanguard Target Retirement Income		4,322

	Principal Global Investors Trust Company	Morley Stable Value Fund		24,877

*	Fidelity Management & Research Company	Self-directed Brokerage Account investments		18,157

*	Notes receivable from participants	Interest bearing at 4.25% to 6.50%, due through December 2025		4,600
				$447,686
*	Party-in-interest
**	Cost not required for participant-directed investments

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GCI 401(k) Plan

By:	/s/ Peter Pounds
Peter Pounds
Plan Committee Member

Date:	June 25, 2021

EXHIBIT INDEX

Shown below are the exhibits which are filed as part of this Report –

23.1	Consent of BDO USA, LLP
23.2	Consent of KPMG LLP